**Canadian Gold Hunter Corp.**
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.canadiangoldhunter.com


07028553

**November 6, 2007**

**FILE NO: 82-1540**

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs:

**Re: Press Release dated November 6, 2007**

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

**CANADIAN GOLD HUNTER CORP.**

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

Sophia Shane,
Corporate Development

Enc.

# CANADIAN GOLD HUNTER CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.canadiangoldhunter.com

**NEWS RELEASE**

## CANADIAN GOLD HUNTER COMMENCES DRILL PROGRAM AT MANSON CREEK GOLD PROJECT

**November 6, 2007, (CGH – TSX)... Canadian Gold Hunter Corp.** (the "Company") is pleased to announce that the fall drill program has commenced on its Manson Creek gold project in central British Columbia. A total of 1,400 metres of diamond drilling is planned in six holes.

The holes are designed to follow up encouraging results from the 2004, 2005 and 2006 programs, which include 141 metres grading 0.78 g/t gold in hole 04-003, 70 metres grading 0.69 g/t gold in hole 04-005 and 137 metres grading 0.58 g/t gold in hole 05-007.

The Manson Creek property is underlain by a broad soil and rock gold geochemical anomaly and partly coincident IP chargeability anomaly. These anomalies occur within strongly pyritic, carbonate-altered and quartz-veined greywackes, which crop out over a large area.

The primary target at Manson Creek is a large, low-grade gold system. The geology is similar to the Spanish Mountain property being explored by Skygold Ventures and Wildrose Resources. The Manson Creek Property is located in one of British Columbia's oldest placer gold camps, the source of which could be the Company's Property. The Company has a 100% working interest in the Property.

Drill core was prepared and analyzed by ALS Chemex in accordance with industry standards. Drill results and technical data were reviewed by J. E. Christoffersen, P. Eng., a Qualified Person pursuant to NI 43-101. Intervals listed above are for core lengths assayed.

*This News Release contains forward looking statements which are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements. The Company does not intend to update this information and disclaims any legal liability to the contrary.*

ON BEHALF OF THE BOARD

"Richard J. Bailes"
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

END